

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 12, 2018

Daniel S. Lynch
Interim Chief Executive Officer
Surface Oncology, Inc.
50 Hampshire Street, 8th Floor
Cambridge, Massachusetts 02139

  Re: Surface Oncology, Inc.
    Amendment No. 2 to Registration Statement on Form S-1
    Filed April 9, 2019
    File No. 333-223877

Dear Mr. Lynch:

  We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our March 21, 2018 letter.

Amendment No. 2 to Form S-1 filed on April 9, 2018

Risk Factors
Our bylaws designate the Court of Chancery of the State of Delaware or the U.S. federal district courts as the exclusive forum..., page 58

1. We note your revised disclosure that your bylaws will provide that the United States District Court for the District of Massachusetts will be the exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act. Please expand your disclosure to discuss the risks associated with such provision.

Use of Proceeds, page 61

2.   We refer you to comment 1 from our letter dated March 21, 2018. Please expand your disclosure to include the amount of proceeds to be allocated among each of your other product candidates and additional programs referenced in the second bullet point.

You may contact Franklin Wyman at 202-551-3660 or Kevin Vaughn at 202-551-3494 if you have questions regarding comments on the financial statements and related matters. Please contact Christine Westbrook at 202-551-5019 or Mary Beth Breslin at 202-551-3625 with any other questions.

Division of Corporation Finance
Office of Healthcare & Insurance

cc: Kingsley Taft, Esq.